ANGLO AMERICAN

04046204

Securiti
450 Fi
Wash
Unite

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 12 2004
WASH. D.C. 185 SECTION

5 Nove

Dear Sirs

Re: 12g3-2(b) Exe on for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directorate Change – William A Nairn retires on 31 December 2004 following his sixtieth birthday – dated 5 November 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

dlw 11/23

PROCESSED
NOV 24 2004
THOMSON
FINANCIAL

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc

Anglo American plc (the "Company") announces that Mr. William A Nairn will be retiring as a director of the Company on 31st December 2004, following his sixtieth birthday.

N Jordan
Secretary
5 November 2004

Anglo American plc

Anglo American plc (the "Company") announces that Mr. William A Nairn will be retiring as a director of the Company on 31st December 2004, following his sixtieth birthday.

N Jordan
Secretary
5 November 2004

Anglo American plc

Anglo American plc (the "Company") announces that Mr. William A Nairn will be retiring as a director of the Company on 31st December 2004, following his sixtieth birthday.

N Jordan
Secretary
5 November 2004

Anglo American plc

Anglo American plc (the "Company") announces that Mr. William A Nairn will be retiring as a director of the Company on 31st December 2004, following his sixtieth birthday.

N Jordan
Secretary
5 November 2004

Anglo American plc

Anglo American plc (the "Company") announces that Mr. William A Nairn will be retiring as a director of the Company on 31st December 2004, following his sixtieth birthday.

N Jordan
Secretary
5 November 2004